FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

                         Form 40-F

                                X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:  Thomas W. Beattie

Vice President, Corporate Development

Date:

July 7, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	41,946,174
ADD:	Stock Options Exercised	200,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	42,146,174 (1)

(1)

the Company’s common shares began trading on a two-for-one split basis on June 15, 2004.

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				700,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Jun.1/04	George Plewes	Jun 22/94	2.50	100,000
Jun.1/04	Daniel Innes	Jun 22/94	2.50	100,000
			SUBTOTAL	(200,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	500,000

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				2,673,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Jun 24/04	Jian Chen	Jun 23, 09	$14.95	30,000

				SUBTOTAL

* These stock options are subject to shareholders’ approval, which will be requested at the Company’s next Annual Generals Meeting in June 2004

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	2,703,000
Stock Option Outstanding – Closing Balance – Grand Total	3,203,000

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			9,000
	Additional shares Listed Pursuant to the Plan (ADD)			2,174,000
	Stock Options Granted (SUBTRACT)			(817,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			1,366,817

All information reported in this Form is for the month of June 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	July 7, 2004

SOUTHWESTERN RESOURCES CORP.

RECEIVES SHAREHOLDER APPROVAL FOR A TWO-FOR-ONE STOCK SPLIT

June 4, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) today announced that it has received shareholder approval to split its stock such that two shares will exist for each one share previously issued and outstanding.

Subject to regulatory approval, the record date for the two-for-one stock split will be June 17, 2004 and the Company’s shares should commence trading on a split basis on or about June 15, 2004.

Shareholders at the Company’s recent Annual and Special Meeting also approved all other business that arose during the meeting, including the adoption of new articles and a stock option plan.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures, including the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Boka Gold Project in China with Team 209.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

email: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

RECEIVES FINAL ACCEPTANCE FOR A TWO-FOR-ONE STOCK SPLIT

June 7, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) today announced that it has received regulatory acceptance to split its stock such that two shares will exist for each previously issued and outstanding share.

The record date for the two-for-one stock split will be June 17, 2004 and the Toronto Stock Exchange has advised that the Company’s shares should commence trading on a split basis on June 15, 2004.  Commencing on June 21, 2004 the Company intends to mail new share certificates representing the additional shares to persons who are registered as shareholders of the Company as at June 17, 2004.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures, including the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Boka Gold Project in China with Team 209.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

email: info@swgold.com

DRILL RESULTS CONTINUE TO EXPAND

BOKA 1 SOUTH GOLD ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

June 22, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that further positive drill results have been received for the Boka 1 South Gold Zone where the Company is presently drilling on a 100 metre by 50 metre grid pattern.  The latest drilling has shown that the gold mineralization associated with quartz-carbonate ± sulphide stockworks hosted by carbonaceous shales extends over 300 metres downdip and is open in all directions.

Results were received for four holes which are outlined in the following table.  For drillhole locations please visit our website at www.swgold.com.
	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	COMMENTS
B04-32	60.80	98.73	37.93	4.9	quartz-carbonate stockworks ± sulphide
including	75.60	85.70	10.10	10.7

B04-33	23.20	69.60	46.40	2.1	quartz carbonate stockworks
including	26.45	38.10	11.65	3.8

B04-34	9.73	63.10	53.37	2.7	quartz carbonate stockworks
including	28.70	41.00	12.30	4.4

B04-35	90.53	139.60	49.07	3.1	quartz carbonate stockworks
including	104.60	122.60	18.00	4.1

There are presently five diamond drill rigs operating on the Property and the Company plans to add two additional rigs.

Exploration work including trenching, tunneling and detailed sampling has been completed on the Boka 7 Lower Zone with assay results pending.  The newly discovered Boka 7 Lower Zone has been identified in surface outcrop over a thickness of 120 metres and a strike length of more than 1,000 metres.  This is a priority target for the Company and an aggressive drilling program is planned subject to receiving positive assay results from the extensive evaluation program recently completed.

The Boka Gold mineralization is hosted by carbonaceous shales in a number of zones on the Property and associated with quartz-carbonate stockworks, quartz-carbonate-sulphide stockworks, quartz veins and massive sulphides.  The present drilling program is concentrating on the Boka 1 Gold Zone where drillholes are on a 100 metre by 50 metre spacing.

…more

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang and John Paterson (Member, AUSIMM-and therefore the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

June 3, 2004

ITEM 3.

PRESS RELEASE

Issued June 4, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced that it has received shareholder approval to split its stock such that two shares will exist for each one share previously issued and outstanding.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:  (604) 669 2525

ITEM 9.             DATE OF REPORT

DATED at Vancouver, B.C., this 4th day of June, 2004.

SOUTHWESTERN RESOURCES CORP.

RECEIVES SHAREHOLDER APPROVAL FOR A TWO-FOR-ONE STOCK SPLIT

June 4, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) today announced that it has received shareholder approval to split its stock such that two shares will exist for each one share previously issued and outstanding.

Subject to regulatory approval, the record date for the two-for-one stock split will be June 17, 2004 and the Company’s shares should commence trading on a split basis on or about June 15, 2004.

Shareholders at the Company’s recent Annual and Special Meeting also approved all other business that arose during the meeting, including the adoption of new articles and a stock option plan.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures, including the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Boka Gold Project in China with Team 209.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

email: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

June 7, 2004

ITEM 3.

PRESS RELEASE

Issued June 7, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced that it has received regulatory acceptance to split its stock such that two shares will exist for each previously issued and outstanding share.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:   (604) 669 2525

ITEM 9.             DATE OF REPORT

DATED at Vancouver, B.C., this 8th day of June, 2004.

SOUTHWESTERN RESOURCES CORP.

RECEIVES FINAL ACCEPTANCE FOR A TWO-FOR-ONE STOCK SPLIT

June 7, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) today announced that it has received regulatory acceptance to split its stock such that two shares will exist for each previously issued and outstanding share.

The record date for the two-for-one stock split will be June 17, 2004 and the Toronto Stock Exchange has advised that the Company’s shares should commence trading on a split basis on June 15, 2004.  Commencing on June 21, 2004 the Company intends to mail new share certificates representing the additional shares to persons who are registered as shareholders of the Company as at June 17, 2004.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures, including the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Boka Gold Project in China with Team 209.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

email: info@swgold.com